Exhibit 99.1

GIBO Holdings Limited Announces Transfer to Nasdaq Capital Market

HONG KONG, Oct. 17, 2025 /PRNewswire/ — GIBO Holdings Limited (“GIBO” or the “Company”), a unique and integrated AIGC animation streaming platform, today announced that the Company has received approval from the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC to transfer the listing of the Company’s Class A ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market.

The Company’s Class A ordinary shares will be transferred to the Nasdaq Capital Market effective as of the open of business on October 20, 2025, and will continue to trade under the symbol “GIBO.” Meanwhile, the Company’s warrants to purchase Class A ordinary shares will remain listed on the Nasdaq Capital Market under the symbol “GIBOW.”

The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and the subject transfer is not expected to have any impact on trading of the Company’s securities.

About GIBO Holdings Limited

GIBO Holdings Limited is a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. With over 83 million registered users and advanced AI-powered tools, GIBO seeks to redefine the landscape of digital content creation.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, the Company’s ability to source and retain talent, and the Company’s cash position, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.